Erica Farber
Publisher/CEO

July 14, 2006

Mr. Lawrence Perlman
818 W. 46th Street
Suite 201
Minneapolis, Minnesota 55419-4841

Dear Lawrence,

Please accept this letter as my formal resignation as a board of director of Arbitron effective immediately. Due to the upcoming ownership change of my company it would be a conflict of interest for me to remain on the board.

I wish you and the company much continued success.

Sincerely,

/s/ Erica Farber

Erica Farber

Radio & Records, Inc.

2049 Century Park East, 41st Floor, Los Angeles, CA 90067
(310) 788-1616 Fax (310) 203-8754 efarber@radioandrecords.com